

Mail Stop 3720

March 4, 2009

Perry Law, President and Director
Smart-Tek Solutions Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502
Facsimile: (604) 718-1889

> **Re: Smart-Tek Solutions Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 2, 2009**
> **File No. 000-29895**

Dear Mr. Law:

We have limited our review of your preliminary proxy statement to the matters set forth in the comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Approval To Effect a 250-for-1 Reverse Split of Shares of Our Common Stock, page 3

1.   We note from page five of the preliminary proxy statement that you anticipate that your stock symbol will change with the effectiveness of the reverse split. Please explain in a revised preliminary proxy statement why your stock symbol will change following the reverse split. If the company is considering, even in a generic manner, a transaction that would result in a change in your business and/or the issuance of a controlling block of shares to another entity or group, please explain the possibility of such a transaction and its potential effects.

*   *   *

As appropriate, please revise your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief